VP 4-3-02

02019495

NITED STATES
D EXCHANGE COMMISSION
washington, D.C. 20549

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SEC FILE NUMBER
8-36325

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2001 (MM/DD/YY) AND ENDING January 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Polite & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

RECEIVED MAR 29 2002 PROCESSING

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

154 North Main Street, Suite 204
(No. and Street)

Edwardsville	Illinois	62025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Polite (618) 692-4990
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gill, Gruettemeyer & Co., LLC
(Name — *if individual, state last, first, middle name*)

14615 Manchester Rd., Suite 203	Manchester	Missouri	63011
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VP 4-4-02

OATH OR AFFIRMATION

I, Philip L. Polite, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Polite & Co., Inc., as of January 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

JO ANN BIGGS
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. AUG. 25,2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POLITE & CO., INC.

TABLE OF CONTENTS

GILL, GRUETTEMEYER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

LAFAYETTE PROFESSIONAL BUILDING
14615 MANCHESTER RD., SUITE 203
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
GREGORY B. GILL, C.P.A.
JO ANN BIGGS

INDEPENDENT AUDITOR'S REPORT

Director and Stockholder
Polite & Co., Inc.
Edwardsville, Illinois 62025

We have audited the accompanying statement of financial condition of Polite & Co., Inc. (an Illinois Corporation), as of January 31, 2002, and the related statements of income and retained earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S.A. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Polite & Co., Inc. as of January 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with U.S.A. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

St. Louis, Missouri
March 26, 2002

Gill, Gruettemeyer + Co., LLC

TEL: (636) 394-1025 FAX: (636) 394-6929 email: gillcpa@aol.com

EXHIBIT A

POLITE & CO., INC.

STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2002

ASSETS		
Cash	$	2,735
Commissions - receivable		--
Investments (Note 4)		
Marketable securities, at market		25,405
Not readily marketable, at estimated fair value		16,300
Income tax refunds - receivable		1,353
Office equipment - net of accumulated depreciation of $1,521		--
Amortizable assets net of accumulated amortization of $966		--
Deferred tax benefit (Note 3)		384
TOTAL ASSETS	**$**	**46,177**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	500
Commissions payable		13,297
Income tax payable		--
TOTAL LIABILITIES		**13,797**
Commitments and contingencies (Note 5)		--
Stockholder's Equity		
Common stock, of no par value; authorized 5,000 shares, issued and outstanding 500 shares		500
Additional paid-in capital		7,500
Retained earnings		24,380
TOTAL STOCKHOLDER'S EQUITY		**32,380**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**46,177**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT B

POLITE & CO., INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED JANUARY 31, 2002

REVENUES		
Commissions	$	44,507
Dividends		308
Interest		150
Net capital gain		445
Other income (Note 2)		10,200
TOTAL REVENUES	**$**	**55,610**
EXPENSES		
Commissions - re-allowed		34,320
Occupancy and equipment rental		2,897
Depreciation		--
Office expense		12,244
Professional fees		3,670
Regulatory fees		2,335
TOTAL EXPENSES	**$**	**55,466**
(LOSS) BEFORE INCOME TAXES		144
INCOME TAX (Note 3)		--
NET INCOME (LOSS)	**$**	**144**
RETAINED EARNINGS BEGINNING		24,236
RETAINED EARNINGS ENDING	**$**	**24,380**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT C

POLITE & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JANUARY 31, 2002

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, at January 31, 2001	**$ 500**	**$ 7,500**	**$ 24,236**	**$ 32,236**
Net (Loss)	--	--	144	144
BALANCE, AT JANUARY 31, 2002	**$ 500**	**$ 7,500**	**$ 24,380**	**$ 32,380**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT D

POLITE & CO., INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JANUARY 31, 2002

NONE

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT E

POLITE & CO., INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2002

OPERATIONAL CASH FLOWS		
Net Income (Loss)	$	144
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Non-cash long-term items included in income:		
Change in carry value of marketable securities		6,628
Changes in working capital asset and liability items:		
Decrease in commission receivable		4,112
Decrease in deferred tax benefit		600
Decrease in other assets		620
Decrease in accounts and other payable		(9,155)
Net Cash Provided (Used) By Operating Activities		**2,949**
Cash Flows From Investing Activities		
Acquisition of proprietary investments - dividend reinvestment		(753)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		**(753)**
NET INCREASE (DECREASE) IN CASH		**2,196**
CASH BALANCE BEGINNING OF YEAR		**539**
CASH BALANCE END OF YEAR	**$**	**2,735**

The accompanying Notes to Financial Statements are an integral part of this statement

POLITE & CO., INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Polite & Co., Inc. (the Company) has limited its broker/dealer operations to the sale of mutual funds, variable annuities, insurance and advisory services. The Company does not hold customer funds or securities in safekeeping.

Investments

Marketable securities are valued at market and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is NOT included in determining net income for the period.

Commissions

Commission income and expenses are recorded on a trade date basis.

Deferred Income Taxes

Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes.

Fixed Assets

The Company rents space fully furnished. See Note 5.

Organization Costs

Organization costs have been amortized on the straight line method over sixty (60) month period. Costs in the amount of $ 966 were fully amortized at February 1, 1992.

Liabilities Subordinated to claims of General Creditors

The Company had no liabilities subordinated to claims of general creditors during the year ended January 31, 2002.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all cash and money market funds to be cash equivalents. Cash at January 31, 2002 was comprised of the following:

Cash	Amount
Cash On Hand	$ 1,000
Demand Checking	1,125
Special Checking	50
Money Market	560
Total	**$ 2,735**

POLITE & CO., INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2002

2. RELATED PARTY TRANSACTIONS (See Note 5)

The Company has negotiated an agreement with its President to provide office facilities to conduct the Company's business. The expense is included in office expense. The Company also received $9,200 from an entity, partially owned by its President, for its share of these office facilities and is included in other income.

3. INCOME TAXES

Deferred income taxes arise from timing difference resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the timing differences are expected to reverse. The net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are reflected in deferred income taxes. The principal source of timing difference is the accrual basis method of accounting utilized for financial reporting, and the cash basis method of accounting utilized for tax purposes.

Components of income tax and deferred income tax follow, using an effective rate:

Deferred tax benefit – Asset beginning	$ 984
Reduction in income tax on accounting income resulting from decrease in accrued receivables and payables - net	(600)
Deferred tax benefit – Asset	$ 384

4. INVESTMENTS

The Company's investments at January 31, 2002 follow:

Marketable Securities			
Description	Cost	Market Value	Net Unrealized Gain/ (Loss)
T. Rowe Price - Mutual Funds – Equity	$ 29,921	$ 25,405	$ (4,516)

The net unrealized equity (loss) includes unrealized gains of $128 and unrealized losses of $ (4,644).

Not Readily Marketable Securities			
Description	Cost	Estimated Fair Value	Net Unrealized Gain/ (Loss)
NASD - Stock	$ 16,300	$ 16,300	--

POLITE & CO., INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JANUARY 31, 2002

5. COMMITMENTS AND CONTINGENCIES (See Note 2)

The Company and an entity partially owned by its President have agreed to permit the Company to operate in facilities controlled by it. The agreed to occupancy expense is based on the Company's gross commission. For the year ended January 31, 2002 the Company paid approximately $8,000.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At the January 31, 2002 the Company had adjusted net capital of $10,521, which is $5,521 in excess of the required minimum dollar net capital of $5,000. The Company's net capital ratio for year ended January 31, 2002 is 1.311 to 1.0.

7. ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with U.S.A. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

SUPPLEMENTARY INFORMATION

Schedule I

POLITE & CO., INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED JANUARY 31, 2002

CAPITAL:		
Capital stock and paid in excess	$	8,000
Retained earnings		24,380
Total stockholder's equity qualified for net capital		32,380
Deductions From Capital:		
Securities not readily marketable		(16,300)
Income tax refund - receivable		(1,353)
Deferred tax benefit - current		(384)
Total Deductions		(18,037)
Haircuts on securities:		
Equity		(3,811)
Money market		(11)
Total Haircuts		(3,822)
ADJUSTED NET CAPITAL	**$**	**10,521**
AGGREGATE INDEBTEDNESS	**$**	**13,797**
AGGREGATE INDEBTEDNESS AS A PERCENT OF ADJUSTED NET CAPITAL		**131.1%**

AGGREGATE INDEBTEDNESS

Accounts payable - trade	$	500
Commissions Payable to other brokers		13,297
Income Tax Payable		--
Total	**$**	**13,797**
Minimum dollar net capital	$	5,000
Adjusted net capital		10,521
Excess of Net Capital Over Requirement	**$**	**5,521**
Six and two-thirds percent (6 2/3%) of aggregate indebtedness	$	920
Adjusted net capital		10,521
Excess of Net Capital at 1500%	**$**	**9,601**

POLITE & CO., INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AND THE MOST RECENTLY FILED PART II (UNAUDITED) FOCUS REPORT
FOR THE YEAR ENDED JANUARY 31, 2002

Net capital at January 31, 2002	$	10,521
Net capital shown on most recent unaudited part IIA filing		7,683
Increase in adjusted net capital	**$**	**2,838**

The difference between net capital at January 31, 2002 and net capital as shown on the most recent Focus part II (A) filing results from:

Audit adjustments which increases (decreases) net income:		
Commission receivable accrued prior year recorded as income	$	(115)
Refund Illinois income tax reported as income		(569)
Accounts payable prior year reported as expense current year		1,893
Commission expense disbursement not recorded		(345)
Investment income - mutual fund capital gain not recorded		754
Increase to net capital from income adjustments	**$**	**1,618**
Audit adjustments which increases (decreases) non-allowable assets:		
State income tax refund	$	620
Reduction of deferred income tax		600
Increase to net capital from decrease to non-allowable assets	**$**	**1,220**
Increase - Net capital due to audit	**$**	**2,838**

POLITE & CO., INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2002

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (1) (i); (2) (i):

(1) (i)
All dealers and agent transactions are limited to:
(i) the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as investment company.

(2) (i)
In that all customer monetary and security receipts by the firm are promptly transmitted in Accordance with applicable regulations.

GILL, GRUETTEMEYER & CO., LLC
CERTIFIED PUBLIC ACCOUNTANTS

LAFAYETTE PROFESSIONAL BUILDING
14615 MANCHESTER RD., SUITE 203
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
GREGORY B. GILL, C.P.A.
JO ANN BIGGS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Director and Stockholder
Polite & Co., Inc.
Edwardsville, Illinois 62025

In planning and performing our audit of the financial statements and supplemental schedules of Polite & Co., Inc. (the Company), for the year ended January 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:**

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

TEL: (636) 394-1025 FAX: (636) 394-6929 email: gillcpa@aol.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S.A. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system that we consider to be a material weakness as defined above. The Company's chief financial officer is responsible for all internal financial accounting and external reporting. Thus there is not an adequate segregation of custodial, accounting and operational responsibilities. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Polite & Co., Inc., for the year ended January 31, 2002, and this report does not affect our report thereon dated March 26, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

St. Louis, Missouri
March 26, 2002

Gill, Stuettemeyer + Co., LLC

POLITE & CO., INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANT
FOR THE YEAR ENDED JANUARY 31, 2002